UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73933G 20 2

(CUSIP Number)

Thomas J. Somodi

c/o Power Solutions International

655 Wheat Lane

Wood Dale, Illinois 60191

(630) 350-9400

Copy to:

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois 60661

(312) 902-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73933G 202	13D	Page 2 of 6 Pages

(1)	Names of reporting person Thomas J. Somodi
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0%(1)
(14)	Type of reporting person IN

(1)	Based on 9,064,536 outstanding shares of the Issuer’s common stock as of the date of this Amendment No. 1 to Schedule 13D. The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 73933G 202	13D	Page 3 of 6 Pages

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Power Solutions International, Inc., a Delaware corporation (the “Issuer”), as the successor to Power Solutions International, Inc., a Nevada corporation (“PSI Nevada”), and amends the Schedule 13D filed on May 9, 2011 (the “Original Schedule 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”). The principal executive offices of the Issuer are located at 655 Wheat Lane, Wood Dale, Illinois 60191.

This Amendment No. 1 is being filed by Thomas J. Somodi (the “Reporting Person”) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Pursuant to the Purchase Agreement, and in connection with the consummation of the Reverse Merger and the Private Placement, the board of directors of the Issuer approved the Reverse Split and the Migratory Merger on April 29, 2011. A special meeting of the shareholders of the Issuer was held on August 25, 2011, at which the shareholders of the Issuer approved the Migratory Merger (including the Reverse Split effected thereby) and related matters. On August 26, 2011, the Issuer consummated the Migratory Merger and the Reverse Split. The Reverse Split was effected through the consummation of the Migratory Merger, whereby each 32 shares of common stock of PSI Nevada converted into one share of common stock of the Issuer, the surviving entity in the Migratory Merger. Immediately following the effectiveness of the Reverse Split, each issued and outstanding share of Preferred Stock automatically converted into a number of shares of Common Stock equal to $1,000 (the liquidation preference of each share of Preferred Stock) divided by $12.00, the conversion price then in effect, as adjusted for the Reverse Split. Accordingly, all shares and per share amounts in this Amendment No. 1 have been adjusted to give effect to the Reverse Split.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On October 31, 2011, the Reporting Person and Mr. Winemaster entered into an amendment to the Purchase and Sale Agreement (the “Purchase and Sale Amendment”), to amend the terms of the Purchase and Sale Agreement to provide that Mr. Winemaster would purchase the 830,925 shares of Common Stock (as adjusted for the Reverse Split) then held by the Reporting Person (the “Sale Shares”) at an initial closing in exchange for a one-day full recourse promissory note in the amount of $4,250,000, and modify the terms upon which Mr. Winemaster is required to transfer shares of Common Stock to the Reporting Person upon the Issuer’s achievement of certain value per share of Common Stock milestones set forth in the Purchase and Sale Agreement, as described below.

The Reporting Person and Mr. Winemaster consummated the sale of the Sale Shares from the Reporting Person to Mr. Winemaster pursuant to the terms of the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, on October 31, 2011, and, thereafter on October 31, 2011, the Issuer purchased the Sale Shares from Mr. Winemaster in exchange for delivery by the Issuer to Mr. Winemaster of $4.25 million by wire of immediately available funds, representing a price per share of $5.11. The promissory note delivered by Mr. Winemaster to the Reporting Person in exchange for the Sale Shares at the closing of the transactions contemplated by the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, was paid in full by Mr. Winemaster on October 31, 2011.

As additional consideration for the acquisition by Mr. Winemaster of the Sale Shares, pursuant to the terms of the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, Mr. Winemaster agreed to deliver to the Reporting Person:

(A) an aggregate of 112,530 shares of Common Stock within 90 days of the earlier of (i) the last of any seven Valuation Dates (as defined below), within any period of ten or fewer consecutive Valuation Dates after April 30, 2012, on each of which the market value per share of the outstanding Common Stock (calculated in accordance with the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, the “Market Value Per Share”) is at least $22.2162, (ii) the first date on which the Issuer files an Annual Report on Form 10-K for a fiscal year of the Issuer ending on or after December 31, 2012 (a “Post-2012 Form 10-K”), in connection with which a valuation was prepared and delivered to each of the Reporting Person and Mr. Winemaster (which may, under

CUSIP NO. 73933G 202	13D	Page 4 of 6 Pages

certain circumstances, be performed at the request and expense of the Reporting Person) (a “Valuation”), which Valuation determines that the value of a share of Common Stock is at least $22.2162, and (iii) the first date after April 30, 2012 on which the Issuer or Mr. Winemaster consummates a sale of Common Stock for cash to one or more persons or entities that are not affiliates of the Issuer in a capital raising transaction (any such transaction, a “Capital Transaction”) at an effective price per share (calculated in accordance with the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, an “Effective Price Per Share”) of at least $22.2162;

(B) an additional aggregate of 135,036 shares of Common Stock within 90 days of the earlier of (i) the last of any seven Valuation Dates, within any period of ten or fewer consecutive Valuation Dates after April 30, 2012, on each of which the Market Value Per Share is at least $27.7717, (ii) the first date on which the Issuer files a Post-2012 Form 10-K, in connection with which a Valuation determines that the value of a share of Common Stock is at least $27.7717, and (iii) the first date after April 30, 2012 on which the Issuer or Mr. Winemaster consummates a Capital Transaction at an Effective Price Per Share of at least $27.7717; and

(C) an additional aggregate of 90,024 shares of Common Stock within 90 days of the earlier of (i) the last of any seven Valuation Dates, within any period of ten or fewer consecutive Valuation Dates after April 30, 2012, on each of which the Market Value Per Share is at least $33.3244, (ii) the first date on which the Issuer files a Post-2012 Form 10-K, in connection with which a Valuation determines that the value of a share of Common Stock is at least $33.3244, and (iii) the first date after April 30, 2012 on which the Issuer or Mr. Winemaster consummates a Capital Transaction at an Effective Price Per Share of at least $33.3244.

All share numbers and share prices set forth above are subject to adjustment for stock splits, stock dividends and other similar transactions, as set forth in the Purchase and Sale Agreement. “Valuation Date” means (i) any trading day on which the Common Stock is listed on a national securities exchange and the trading volume of the Common Stock on such exchange (excluding trades by or at the direction of the Reporting Person, Mr. Winemaster, any officers, directors or affiliates of the Issuer, or any of their respective family members, affiliates or other representatives) is $30,000 or greater or (ii) any trading day on or after November 1, 2012 on which the trading volume of the Common Stock in the over-the counter markets (excluding trades by or at the direction of the Reporting Person, Mr. Winemaster, any officers, directors or affiliates of the Issuer, or any of their respective family members, affiliates or other representatives) is at least $100,000, if the Common Stock is not then listed on a national securities exchange. Pursuant to the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, Mr. Winemaster may, at his sole option and in lieu of delivering shares of Common Stock as described above, elect to make a payment to the Reporting Person equal to the then-value of the shares of Common Stock that Mr. Winemaster would otherwise be required to deliver pursuant to the provisions described above. Mr. Winemaster’s obligation will expire if the Issuer has not achieved the applicable value per share of Common Stock milestones by April 29, 2016, the fifth anniversary of the closing of the Reverse Merger.

On October 26, 2011, in connection with the appointment of a new independent director to the board of directors of the Issuer, the Reporting Person delivered his resignation from the board of directors of the Issuer to the board of directors of the Issuer., effective immediately. At a meeting of the board of directors of the Issuer on October 26, 2011, the board of directors of the issuer accepted the Reporting Person’s resignation, effective immediately. Following the Reporting Person’s resignation from the board of directors of the Issuer, the Reporting Person continues to serve as the Issuer’s Chief Operating Officer and Chief Financial Officer.

The description and summary of the Purchase and Sale Amendment set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit 11 to this Schedule 13D, and is incorporated herein by reference.

The transactions contemplated by the Purchase and Sale Agreement as amended by the Purchase and Sale Amendment resulted in, or will result in, as applicable, certain actions specified in Items 4(a) through (j) of Schedule 13D, including the acquisition by a person of additional securities of the Issuer and the disposition of securities of the Issuer. On an ongoing basis, the Reporting Person will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Person may, from time to time, determine to increase or decrease his ownership (if any) of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein in connection with the transactions contemplated by the Purchase and Sale Agreement as amended by the Purchase and Sale Amendment, the Reporting Person currently has no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

CUSIP NO. 73933G 202	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) 9,064,536 shares of Common Stock are outstanding as of November 14, 2011, the date of this Amendment No. 1. Based on the foregoing, the 0 shares of Common Stock (the “Reported Shares”) beneficially owned by the Reporting Person represent 0% of the Common Stock outstanding as of the date of this Amendment No. 1. The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(c) Except for the execution of the Purchase and Sale Amendment and the sale of shares of Common Stock pursuant to the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, in each case by the Reporting Person, as described in this Amendment No. 1, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

(d) As of the date of this Amendment No. 1, no person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares covered by this Amendment No. 1.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

Voting Agreement

Pursuant to the terms of the Voting Agreement, at the special meeting of the Issuer’s shareholders held on August 25, 2011, the Reporting Person voted all of his shares of Common Stock and Preferred Stock to approve the Migratory Merger (including the Reverse Split effected thereby) and related matters, and the Voting Agreement was automatically terminated in accordance with the terms thereof.

Lock-Up Agreement

The Lock-Up Agreement may have been deemed to prohibit the Reporting Person and Mr. Winemaster from entering into the Purchase and Sale Amendment and consummating the transactions contemplated by the Purchase and Sale Agreement as amended by the Purchase and Sale Amendment. However, investors in the Private Placement holding over 85% of the aggregate shares of Common Stock issued upon the automatic conversion of the Preferred Stock and issuable upon exercise of the Warrants (in excess of the 66 2/3% of such shares necessary to waive the terms of the Lock-Up Agreement pursuant to the terms thereof) waived the provisions of the Lock-Up Agreement to the extent necessary to allow the consummation of the transactions contemplated by the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 11	Amendment to Purchase and Sale Agreement, dated as of October 31, 2011, between Gary Winemaster and Thomas Somodi.

CUSIP NO. 73933G 202	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2011

By:	/s/ Thomas J. Somodi
Name:	Thomas J. Somodi